UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒         Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

OceanPal Inc. (the “Company”) will be unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, within the extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934. As previously disclosed, the delay relates to the Company’s ongoing review of certain accounting matters. The Company continues to work diligently to complete and file the Form 20-F as soon as practicable.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2026	OCEANPAL INC. (registrant)
By: /s/ Salvatore Ternullo
Salvatore Ternullo
Co-Chief Executive Officer